SMART POWERR CORP.

June 16, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C., 20549

Re:	Smart Powerr Corp.
Registration Statement on Form S-1
File No. 333-286858
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Smart Powerr Corp. hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1, as amended, so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on June 18, 2025, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

Smart Powerr Corp.

By:	/s/ Guohua Ku
	Name:	Guohua Ku
	Title:	Chief Executive Officer and Chairman of the Board